EXHIBIT 12
THE PROCTER & GAMBLE COMPANY AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended June 30					Nine Months Ended March 31
	2011	2010	2009	2008	2007	2012	2011
EARNINGS, AS DEFINED
Earnings from operations before income taxes and after eliminating undistributed earnings of equity method investees	$15,021	$14,881	$14,275	$14,692	$13,448	$9,916	$11,935
Fixed charges (excluding capitalized interest)	1,052	1,167	1,576	1,640	1,458	763	783
TOTAL EARNINGS, AS DEFINED	$16,073	$16,048	$15,851	$16,332	$14,906	$10,679	$12,718
FIXED CHARGES, AS DEFINED
Interest expense (including capitalized interest)	$888	$1,014	$1,431	$1,546	$1,374	$643	$661
1/3 of rental expense	170	176	177	137	124	135	126
TOTAL FIXED CHARGES, AS DEFINED	$1,058	$1,190	l,608	$1,683	$1,498	$778	$787
RATIO OF EARNINGS TO FIXED CHARGES	15.2x	13.5x	9.9x	9.7x	10.0x	13.7x	16.2x